Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco announces agreement to acquire NUKEM

Saskatoon, Saskatchewan, Canada, May 14, 2012 . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today it has signed an agreement with Advent International to purchase NUKEM Energy GmbH (NUKEM), one of the world’s leading traders and brokers of nuclear fuel products and services.

Under the agreement, Cameco will pay Advent and other shareholders €105 million ($136 million (US)) on closing subject to certain adjustments. Cameco will receive benefits of owning NUKEM and the obligation for the company’s net debt of €127 million ($164 million (US)) as of January 1, 2012. As a result of cash generated from its ongoing business activities, NUKEM is expected to significantly reduce the balance of its debt prior to closing.

The agreement also includes provisions that would provide Advent with a share of NUKEM’s future earnings under certain conditions until the end of 2014. The agreement is subject to regulatory approvals and is expected to close in the fourth quarter of 2012.

NUKEM has been involved in the nuclear energy industry for more than 50 years and has developed strong relationships with customers and suppliers involved in the fuel cycle. In 2011, NUKEM’s sales were about 12 million pounds of uranium and they expect to sell 10 million to 15 million pounds in 2012. The company’s assets include uncommitted inventory and a portfolio of purchase and sales contracts including approximately 4.5 million pounds of uranium that remains available to NUKEM under the HEU commercial agreement through 2013.

“This acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply,” said president and CEO Tim Gitzel. “After closing, it is expected that NUKEM will add solid cash flow and will have a positive impact on earnings starting in 2013.”

NUKEM has 35 experienced professionals and support staff at its offices in Alzenau, Germany and Danbury, Connecticut. Key personnel within NUKEM have committed to remain with the company to ensure valuable skills and knowledge are retained.

“The NUKEM group in Germany and the US are pleased to join Cameco and we are confident that that our business will grow with the inherent financial and technical strength of a leading energy company,” said Jeff Faul, president of NUKEM Inc.

Following closing, NUKEM will continue to operate as an independent company.

More information is available at cameco.com.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

Caution Regarding Forward-Looking Information and Statements

Certain information in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and US securities laws. These include the expectation that NUKEM will significantly reduce the balance of its debt prior to closing, the expected closing date, the amount of the uranium NUKEM is expected to sell in 2012, the amount of uranium available to NUKEM under the HEU commercial agreement through 2013, the effectiveness of the commitments of NUKEM’s key personnel to remain with the company, and the impact of the acquisition on Cameco’s cash flows and earnings. This information is based upon a number of assumptions that, while considered reasonable by management, are subject to significant uncertainties and contingencies. We have assumed that NUKEM will continue to reduce its indebtedness, the regulatory approvals and other closing conditions will be satisfied within expected timeframes, that NUKEM’s expected 2012 uranium sales volume will be achieved, that uranium will be available to NUKEM in accordance with the terms of the HEU commercial agreement, that NUKEM’s key personnel will remain with the company, and that NUKEM’s future cash flows and earnings will be consistent with our expectations. This information also involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied. They include the risks that NUKEM’s indebtedness will increase, that required regulatory approvals may not be obtained in a timely manner or at all, that other closing conditions may not be satisfied, that NUKEM’s actual uranium sales volume for 2012 are lower than expected for any reason, that the terms of the HEU commercial agreement may not be honoured by other parties, that key personnel may depart from the company, and that NUKEM’s future cash flows and earnings may be lower than expected. We are providing this forward-looking information to help you understand management’s views regarding this acquisition, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Gord Struthers	(306) 956-6593